May 6, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington DC, 20549

Attn: Linda Cvrkel

Re: Diamond Ranch Foods, Ltd. SEC Comment Letter dated January 30, 2008

Ms. Cvrkel:

Please accept the following responses to your January 30, 2008 comment letter to Diamond Ranch Foods, Ltd.  Please note that Registrant filed amended financial statements for the year ended March 31, 2007 and for the quarters ended June 30, 2007 and September 30, 2007. The responses herein reference those amended filings.

1.

Regarding the Commission’s comment to provide further detail in Item 6. Management’s Discussion and Analysis, Registrant has amended its Management’s discussion in the Form 10-KSB/A filed on May 6, 2008 in a manner that provides additional information.

2.

Regarding the Commission’s comment to explain why it appears no compensation expense was recognized for Louis Vucci, Jr., and Philip Serlin. The two officers have agreed to serve without receiving compensation until the company becomes profitable. The Registrant’s income statement includes all compensation paid to officer and employee salaries which complies with SAB Topic 1:B:1

3.

Regarding the Commission’s comment to disclose all executives or directors who received an annual salary over $100,000, the Registrant added such disclosure in Item 10 of the Form 10-KSB/A filed on May 6, 2008.

4.

Regarding the Commission’s comment that the report of the independent registered public accounting firm in Registrant’s Form 10-KSB for fiscal year ended March 31, 2007 should have also covered all periods reported, Registrant added the audit report for the March 31, 2006 audit period from the Registrant’s previous independent registered public accounting firm in the Form 10-KSB/A filed on May 6, 2008.

5.

The Statement of Cash Flows has been amended to identify marketable securities as supplement non-cash disclosure in accordance with paragraph 32 of SFAS No. 95 in the Registrant’s Form 10-KSB/A for the fiscal year ended March 31, 2007 and for the Form 10-QSB filings for the quarters ended June 30, 2007 and September 30, 2007 filed on May 6, 2008.

6.

Regarding Note 5 – Operating Lease Commitment.  The Registrant recognizes rental expense on a straight-line basis and complies with guidance set forth in paragraph 15 of SFAS No. 13. In addition, the Registrant has corrected the typographical error in Note 5 which created the discrepancy in the amounts of rental expense between financial statements and notes in the Form 10-KSB.

7.

Regarding the Commission’s comment to include the signature of the Registrant’s principal accounting officer, Registrant has incorporated the signature of William DeMarzo, Chief Financial Officer, in the Form 10-KSB/A filed on May 6, 2008.

The Company wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Yours very truly,

/s/ Louis Vucci, Jr.

    Louis Vucci, Jr.

    President